

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

<u>Via E-mail</u>
Mr. Vinay Shah
Chief Financial Officer
Aravive, Inc.
River Oaks Tower
3730 Kirby Drive, Suite 1200
Houston, TX 77098

> **Re:** **Aravive, Inc.**
> **Form 8-K**
> **Exhibit No. 10.1 Collaboration and License Agreement**
> **Filed November 10, 2020**
> **File No. 001-36361**

Dear Mr. Shah:

    We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                    Sincerely,

                    Division of Corporation Finance